JCDecaux

05013234

82-34631

RECEIVED DEC 12 2005 SEC MAIL PROCESSING WASH. D.C. 185 SEC

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 8th December 2005 SUPPL

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File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- a press release dated 8th December 2005 in relation to ViacomDecaux winning West Hollywood street furniture.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

Enc.

dlw 12/13

JCDecaux

JCDecaux wins prestigious West Hollywood street furniture contract

Out of Home Media

Paris, 8 December 2005 – JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today that ViacomDecaux (a 50/50 joint venture between JCDecaux North America and Viacom Outdoor) has been awarded an exclusive 10 year contract to provide and maintain street furniture in the City of West Hollywood. Located in the middle of Los Angeles adjacent to Beverly Hills, West Hollywood is well known for its shopping, entertainment and nightlife in the Los Angeles area, providing advertisers with access to a high-end demographic.

In January 2006, ViacomDecaux will commence the installation of bus shelters, benches, map information panels and vending kiosks incorporating 115 advertising panels. The street furniture, which was designed by the renowned French architect Jean-Michel Wilmotte, will be situated in prestigious locations around the City of West Hollywood, including the famous Sunset Strip, Santa Monica Boulevard, La Cienega and Melrose.

Jean-François Decaux, Chairman of the Executive Board and Co-CEO, said:
"West Hollywood is to Greater Los Angeles what Kensington is to London, making it highly attractive to advertisers. In these prominent locations JCDecaux's high quality street furniture was once again key to winning the contract. The new inventory will reinforce ViacomDecaux's presence in the LA market and demonstrates that the partnership with Viacom Outdoor can successfully win new contracts beyond Los Angeles and Vancouver."

Key Information on the Group

- *2004 revenues: €1,627.3 million; Q3 2004 revenues : €1,227.6 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (317,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (300,000 faces)*
- *N°1 in Europe for billboards (199,000 faces)*
- *816,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,093 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr